January 21, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Murphy Canyon Acquisition Corp.
Registration Statement on Form S-1
File No. 333-262036

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), A.G.P./ALLIANCE GLOBAL PARTNERS, as representative of the several underwriters, hereby joins Murphy Canyon Acquisition Corp. (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-262036) (the “Registration Statement”) to become effective on Tuesday, January 25, 2022, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Sichenzia Ross Ference LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the 1933 Act, the undersigned advise that approximately 415 copies of the Preliminary Prospectus are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The several underwriters are aware of their obligations under and confirm that they are complying with the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the delivery requirement contained in such Rule.

Very truly yours,

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director